PRESENTATION OF THE RESOLUTIONS - REPORT BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY SHAREHOLDERS MEETING TO BE HELD ON FEBRUARY 11, 2014

We have called you to meet in the form of shareholders meeting in order to submit the following items to you for your approval as extraordinary matters:

1.	A proposal to issue a maximum number of fifteen million (15,000,000) ordinary shares divided into two parts, one part with preferential subscription rights for shareholders (up to three million shares) and the other part reserved for a category of persons as further described below (up to fifteen million shares), but in any case limited to a total amount of fifteen million (15,000,000) ordinary shares (First to fourth resolutions).

2.	A proposal to issue a maximum number of two million (2,000,000) ordinary shares, reserved for a category of persons consisting of any public or private company engaged in the manufacture, sale, marketing and/or distribution of pharmaceutical products or active pharmaceutical ingredients (Fifth and sixth resolutions).

3.	A proposal for a capital increase reserved for the employees (Seventh and eighth resolutions).

The proposed authorizations aim at granting to the Board the powers to increase the Company’s share capital using various means to serve different purposes. Each of the authorizations sought from the shareholders is in response to a specific need.

Like all international companies, the Company needs to have the flexibility to respond quickly to changing market conditions. The Company must, in particular, be in a position to meet its financing needs under the best possible conditions.

We would like to draw your attention to the fact that the 15,000,000 shares issue contemplated in the 2nd and 3rd resolutions, as further described below, involves a removal of the shareholders’ preferential subscription right, for efficiency reasons. The delegation to issue such 15,000,000 shares is accompanied by a delegation of authority allowing the Board to decide a capital increase reserved for Shareholders (1st resolution).

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1. Proposal to issue a maximum number of fifteen million (15,000,000) ordinary shares divided into two parts, one part with preferential subscription rights for shareholders (up to three million shares) and the other part reserved for a category of persons as further described below (up to fifteen million), but in any case limited to a total amount of fifteen million (15,000,000) ordinary shares (First to fourth resolutions).

As we have stated previously, our “new” business model is to develop products identified by Flamel and to “self-fund” early stage clinical work. Once sufficient data is available in order to establish “proof of concept” the Company would generally look for a partner and entrust such partner with the task of completing the studies under license rights. With respect to some products the Company will be able to complete the work on its own and accept responsibility for marketing of the product, which requires a certain level of cash. The proceeds of the capital increase will also allow the Company to finance the commercialization of Bloxiverz (inventory and some promotional spending) and other new products either submitted for approval or expected to be submitted for approval in the short term.

A/ Authorization to be granted to the Board of Directors for issue of a maximum number of three million (3,000,000) ordinary shares with preferential subscription rights for shareholders; authorization to be granted to the Board of Directors for carrying out the resulting capital increases (First resolution)

As a result, we request that, by approving the first resolution, you delegate for a period of twenty-six months from the date of this Shareholders Meeting, pursuant to the provisions of Article L. 225-129-2 of the French Commercial Code, to the Board of Directors, the authority to decide to proceed with one or more issuances of ordinary shares in the form of American Depositary Shares (ADS), with preferential subscription rights.

The capital increases undertaken pursuant to this delegation may be carried out through the payment of cash consideration or by offset against debt owed by the Company (“paiement par compensation de créance”) as authorized by applicable law and regulations.

We propose that you limit this delegation to a maximum number of three million (3,000,000) new Company ordinary shares with a nominal value of EUR 0.12196, which represent approximately 12% of the Company’s share capital as at December 31, 2013. Accordingly, the maximum nominal amount of the Company’s share capital which may be realized, immediately or overtime, under the present resolution is EUR 365,880. This global cap includes the nominal amount of the ordinary shares to be issued in order to maintain the rights of the holders of securities conferring access to the share capital of the Company, in accordance with the law and with any applicable contractual provisions providing for other cases of adjustment.

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We propose that the issue price of one (1) ordinary share of the Company shall be determined by the Board based on the Company’s share price; this issue price shall be equal to the average of the opening trading prices for the shares, in the form of ADS, on the NASDAQ Global Market, during the twenty trading days preceding the date of the Board of Directors’ decision setting the opening date for the period of subscription to a share capital increase performed on the basis of this first resolution, with the possibility of reducing this average by a maximum discount of 20%; the amount of this discount shall be determined by the Board of Directors within the aforementioned limit.

Where the Board of Directors uses the delegation provided for in this first resolution, we propose that you decide that the issue(s) shall be reserved by preference to the shareholders, who shall have irreducible subscription rights in proportion to existing shareholdings (“souscriptions à titre irreductible”). In addition, we propose that you decide that the Board of Directors may grant shareholders secondary priority rights (“souscriptions à titre réductible”) to be exercised in proportion to their rights and up to the amounts requested by them. Also, we request that you decide that, where shareholders’ irreducible subscription rights (“souscriptions à titre irreductible”), and where applicable, shareholders’ secondary priority rights (“souscriptions à titre réductible”), do not absorb the entire issue of shares, the Board of Directors may, in the order that it deems appropriate, and in accordance with the law, either (i) limit the issue to the amount of subscriptions received, provided that at least three-quarters of the decided issue is subscribed, or (ii) freely allocate some or all of the shares that have not been subscribed. The shares may not be offered to the public.

Finally, we propose that you decide to grant full powers to the Board of Directors to implement the present authorization, in accordance with the terms and conditions to be laid down in your resolution, and in particular for the following purposes:

(a)	set the terms and conditions of issuance, subscription and vesting of such shares, within the limits set forth in this resolution,

(b)	to record the number of shares issued, to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the articles of association,

(c)	deduct from the “issuance premiums” account the amount of the expenses relating to these share capital increases and charge, if it deems fit, on this account the necessary amounts to increase the legal reserve to one tenth of the new share capital after each issuance,

(d)	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the shareholders’ subscription rights pertaining to the existing shares, as well as the ADS relating to the new shares, and

(e)	to take all steps and to carry out all formalities that are useful in connection with the present issuance.

We remind you that when the Board of Directors uses this authorization, it will provide a special report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest.

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B/ Authorization to be granted to the Board of Directors for issue of a maximum number of fifteen million (15,000,000) ordinary shares reserved for a category of persons consisting of any financial management company, or investment fund managed by a financial management company, with at least EUR 35,000,000 in total assets under management, and any company or entity (including holding company) which invest as part of its regular business activities in mid-size companies, listed or not listed; authorization to be granted to the Board of Directors for carrying out the resulting capital increases. (Second and Third resolutions)

In the second resolution, pursuant to the Articles listed above and Article L. 225-135 and L. 225-138 of the French Commercial Code, we propose that you delegate to the Board of Directors the authority to decide, during a period of eighteen months, to proceed with one or more issuances of ordinary shares in the form of American Depositary Shares (ADS).

With respect to the said fifteen million (15,000,000) Reserved Shares, you will be required to cancel the shareholders’ preferential subscription right appearing in Article L.225-132 of the French Commercial Code.

This cancellation is required in practice in order to facilitate the fund raising, as it will allow the Company to issue to each investor having expressed an interest in buying shares of the Company the number of shares he is prepared to buy. The Company’s management will appoint a financial services provider in order to place the shares.

We request, in the third resolution, that you reserve applications for a category of persons consisting of any financial management company, or investment fund managed by a financial management company, with at least EUR 35,000,000 in total assets under management, any company or entity (including holding company) which invest as part of its regular business activities in mid-size companies, listed or not listed.

Capital increases undertaken pursuant to this delegation may be carried out through the payment of cash consideration or by offset against debt owed by the Company (“paiement par compensation de créance”) as authorized by applicable law and regulations.

As indicated above, we propose that you cap this delegation to a maximum number of fifteen million (15,000,000) new Company ordinary shares with a nominal value of EUR 0.12196, which represents a maximum of approximately 59% of the Company’s share capital as at December 31, 2013. Accordingly, the maximum nominal amount of the Company’s share capital which may be realized, immediately or overtime, under the present resolution is EUR 1,829,400. This global cap includes the nominal amount of the ordinary shares to be issued in order to maintain the rights of the holders of securities conferring access to the share capital of the Company, in accordance with the law and with any applicable contractual provisions providing for other cases of adjustment.

We propose that the subscription price of one (1) ordinary share of the Company shall be determined by the Board based on the Company’s share price; this issue price shall be equal to the average of the opening trading prices for the shares, in the form of ADS, on the NASDAQ Global Market, during the twenty trading days preceding the date of the Board of Directors’ decision setting the opening date for the period of subscription to a share capital increase performed on the basis of this second resolution, with the possibility of reducing this average by a maximum discount of 20%; the amount of this discount shall be determined by the Board of Directors within the aforementioned limit.

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We request that you decide where subscriptions do not absorb the entire issue of shares, that the Board of Directors may, in the order that it deems appropriate, and in accordance with the law, either (i) limit the issue to the amount of subscriptions received, provided that at least three-quarters of the decided issue is subscribed, or (ii) freely allocate some or all of the shares that have not been subscribed. The shares may not be offered to the public.

We propose that you decide that the new Reserved Shares delivered to any person or company within the category defined herein shall be subject to all the provisions of the bylaws, and shall bear dividend rights as of the time of their issuance.

We propose that you set the validity term of the present delegation at eighteen (18) months, starting from the date of this General Shareholders’ Meeting according to the provisions of Article L.225-138 of the French Commercial Code.

Finally, we propose that you decide to grant full powers to the Board of Directors to implement the present authorization, in accordance with the terms and conditions to be laid down in your resolution, and in particular for the following purposes:

(a)	set the terms and conditions of issuance, subscription and vesting of such Reserved Shares, within the limits laid down by this general meeting of shareholders,

(b)	determine the beneficiaries of such Reserved Shares amongst the category defined by the third resolution and the number of ordinary shares to be issued,

(c)	to record the number of shares issued, to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the articles of association,

(d)	deduct from the “issuance premiums” account the amount of the expenses relating to these share capital increases and charge, if it deems fit, on this account the necessary amounts to increase the legal reserve to one tenth of the new share capital after each issuance,

(e)	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the ADS to be issued upon issuance of any Reserved Shares, and

(f)	to take all steps and to carry out all formalities that are useful in connection with the present issuance.

We remind you that when the Board of Directors uses this authorization, it will provide a special report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest; a special report will be also issued by the Statutory Auditors.

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C/ A proposal to limit the total number of shares to be issued to fifteen million (15,000,000) shares (Fourth Resolution)

In the fourth resolution, we propose that you decide that the maximum number of shares that the Board of Directors may issue pursuant to the first and second resolutions shall be limited to fifteen million (15,000,000) ordinary shares. This global cap includes the nominal amount of the ordinary shares to be issued in order to maintain the rights of the holders of securities conferring access to the share capital of the Company, in accordance with the law and with any applicable contractual provisions providing for other cases of adjustment.

2. Authorization to be granted to the Board of Directors for issue of a maximum number of two million (2,000,000) ordinary shares, reserved for a category of persons consisting of any public or private company engaged in the manufacture, sale, marketing and/or distribution of pharmaceutical products or active pharmaceutical ingredients; authorization to be granted to the Board of Directors for carrying out the resulting capital increases. (Fifth and Sixth Resolutions)

The purpose of this delegation is to provide to the Company flexibility in dealing with potential partners. It is not uncommon in the pharmaceutical industry for potential partners to take minority interests in companies with whom they work and we would like to be able to have shares available for such transactions, should one arise. Issuance of these shares would allow the company to be able to take advantage of such things as the sale or purchase of assets, products, and/or licenses where the parties can come to a mutual agreement. Agreeing to this proposal will allow the Company to act in a timely manner should such an opportunity arise.

Hence, we propose that you authorize the issuance of a maximum of two million (2,000,000) ordinary shares in the form of American Depositary Shares (ADS), which shall have to be fully paid up on the date of their subscription through the payment of cash consideration or by offset against debt owed by the Company (“paiement par compensation de créance”) as authorized by applicable law and regulations.

We request that you decide to cancel the shareholders’ preferential subscription rights in relation to the capital increase(s) realized under this resolution for the benefit of the category of persons consisting of any public or private company engaged in the manufacture, sale, marketing and/or distribution of pharmaceutical products or active pharmaceutical ingredients (Sixth Resolution).

We propose that the subscription price of one (1) ordinary share of the Company shall be determined by the Board based on the Company’s share price; this issue price shall be equal to the average of the opening trading prices for the shares, in the form of ADS, on the NASDAQ Global Market, during the twenty trading days preceding the date of the Board of Directors’ decision setting the opening date for the period of subscription to a share capital increase performed on the basis of this fifth resolution, with the possibility of reducing this average by a maximum discount of 20%; the amount of this discount shall be determined by the Board of Directors within the aforementioned limit.

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We propose that you limit this delegation to a maximum number of two million (2,000,000) new Company ordinary shares with a nominal value of EUR 0.12196, which represent approximately 8% of the Company’s share capital as at December 31, 2013. Accordingly, the maximum nominal amount of the Company’s share capital which may be realized, immediately or overtime, under the present resolution is EUR 243,920. This global cap includes the nominal amount of the ordinary shares to be issued in order to maintain the rights of the holders of securities conferring access to the share capital of the Company, in accordance with the law and with any applicable contractual provisions providing for other cases of adjustment.

This global cap is independent from all the other caps provided for in the other resolutions of this Shareholders' Meeting, including the cap provided for in the fourth resolution.

We request that you decide where subscriptions do not absorb the entire issue of shares, that the Board of Directors may, in the order that it deems appropriate, and in accordance with the law, either (i) limit the issue to the amount of subscriptions received, provided that at least three-quarters of the decided issue is subscribed, or (ii) freely allocate some or all of the shares that have not been subscribed. The shares may not be offered to the public.

We propose that you decide that the new Reserved Shares delivered to any person or Company within the category defined herein shall be subject to all of the provisions of the bylaws, and shall bear dividend rights as of the time of their issuance.

We propose that you set the validity term of the present delegation at eighteen (18) months, starting from the date of this General Shareholders’ Meeting according to the provisions of Article L.225-138 of the French Commercial Code.

Finally, we propose that you decide to grant full powers to the Board of Directors to implement the present authorization, in accordance with the terms and conditions to be laid down in your resolution, and in particular for the following purposes:

(a)	set the terms and conditions of issuance, subscription and vesting of such Reserved Shares, within the limits laid down by this general meeting of shareholders,

(b)	determine the beneficiaries of such Reserved Shares amongst the category defined by the sixth resolution and the number of ordinary shares to be issued,

(c)	to record the number of shares issued, to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the articles of association,

(d)	deduct from the “issuance premiums” account the amount of the expenses relating to these share capital increases and charge, if it deems fit, on this account the necessary amounts to increase the legal reserve to one tenth of the new share capital after each issuance,

(e)	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the ADS to be issued upon issuance of any Reserved Shares, and

(f)	to take all steps and to carry out all formalities that are useful in connection with the present issuance.

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We remind you that when the Board of Directors uses this authorization, it will provide a special report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest; a special report will be also issued by the Statutory Auditors.

3. Authorization to be granted to the Board to increase the share capital through issuance of shares reserved for the employees (Seventh and Eighth resolutions)

Pursuant to the provisions of Article L.225-126-6 of the French Commercial Code and of Article L.3332-18 of the Labour Code, we remind you that the shareholders must make a decision on a draft resolution aimed at carrying out a capital increase under the conditions laid down in Article L.3332-18 of the Labour Code (reserved, directly or through an Employee Profit Sharing FCP (“Plan Epargne entreprise”), to members of a company sponsored saving plan, even in the absence of such a plan within the Company), on the occasion of each capital increase by cash conveyance that is proposed to them.

As a result of the proposals regarding a capital increase listed above, we therefore invite you to make a decision on the proposed capital increase reserved for the Company’s employees.

Such a resolution implies the cancellation of the preferential subscription right granted to the shareholders to the benefit of a category of persons consisting of employees of the Company pursuant to the applicable legal and regulatory provisions (Eighth Resolution).

In order to comply with this legal requirement, we are submitting for your approval a draft resolution authorizing the Board of Directors and delegating to it, for a period of twenty-six (26) months, the powers required to increase the share capital, in a nominal amount equal at most to 1% of the share capital on the date of the present meeting, to set the issue price under the conditions laid down in the provisions of Article L.3332-20 of the Labour Code, subject to supervision by the Auditor, and to determine the number of shares allocated to each beneficiary pursuant to the provisions of Article L.225-138 of the French Commercial Code.

We draw your attention to the fact that the Company does not have a company savings plan.

Furthermore, the Board of Directors considers that the present authorization is unnecessary in view of the Company’s situation and other existing compensation tools. Hence we urge you to vote against these resolutions.

4. Powers for formalities (Ninth resolution)

The ninth resolution is a usual one granting the required powers for carrying out the notice and other formalities to be required in the light of the nature of the present Extraordinary Shareholders meeting.

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* * * * *

The auditors will prepare and make available to the shareholders reports on the proposed cancellation of the shareholders’ preferential rights, as required under French laws and regulations.

You will find thereafter information on the Company’s business operations during the last financial year and since the beginning of the pending financial year.

The Board considers that the Share Capital Increase is in the interests of the Company and the Shareholders as a whole. Accordingly, in light of the draft resolutions subject to the jurisdiction of the Extraordinary Shareholders meeting, the Board recommends the shareholders to vote in favour of the first, second, third, fourth, fifth, sixth and ninth resolutions, and to vote against the seventh and eighth resolutions.

The Board of Directors

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Flamel Technologies S.A.

French public limited-liability company, with a Board of Directors (société anonyme avec Conseil d’administration) with share capital of €3,123,700.00

Registered office: 33 avenue du Dr Georges Lévy – 69693 VENISSIEUX Cedex - France

Telephone: +33 (0)472 783 434

Registered with the Lyon Trade and Companies Registry under number 379 001 530

Website: www.flamel.com

Documents and information referred to in article R. 225-81 du Code de commerce.

This English version has been prepared for the convenience of English language readers.

It is a translation of the original French Document d’Assemblée Générale prepared for the Extraordinary General Meeting.

It is intended for general information only and in case of doubt the French original shall prevail.

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